Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-231118-03

June 24, 2019

Public Service Company of New Hampshire

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	Public Service Company of New Hampshire doing business as Eversource Energy (the “Issuer”)
Security:	$300,000,000 3.60% First Mortgage Bonds, Series T, due 2049 (the “Bonds”).
Principal Amount:	$300,000,000
Maturity Date:	July 1, 2049
Coupon:	3.60%
Benchmark Treasury:	3.00% due February 15, 2049
Benchmark Treasury Price / Yield:	109-01 / 2.563%
Spread to Benchmark Treasury:	105 basis points
Re-Offer Yield:	3.613%
Price to Public:	99.763% of the principal amount
Interest Payment Dates:	Semi-annually on January 1 and July 1, commencing on January 1, 2020.
Optional Redemption Provisions:	Make-whole call at any time prior to January 1, 2049 at a discount rate of Treasury plus 20 basis points and on or after such date at par
Trade Date:	June 24, 2019
Settlement Date**:	June 28, 2019 (T+4)
CUSIP / ISIN:	744482BM1 / US744482BM11
Ratings*:	A1 (Moody’s); AA- (S&P); A+ (Fitch)
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.
Co-Manager:	The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade bonds in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the bonds initially will settle T+4 (on June 28, 2019) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of bonds who wish to trade bonds prior to the date that is two business days before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864; J.P. Morgan Securities LLC collect at 1-212-834-4533, PNC Capital Markets LLC toll-free at (855) 881-0697, RBC Capital Markets, LLC toll-free at (866) 375-6829 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.